Exhibit 12.1

GENCORP

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended November 30,					Nine Months Ended Aug. 31		Pro Forma
	1999	2000	2001	2002	2003	2004		Year ended November 30, 2003
Income from continuing operations before income taxes	63	77	250	19	11	(39)		13
Fixed charges	3	16	29	13	27	—		40
Earnings available for fixed charges	66	93	279	32	38	(39)		53

Fixed Charges
Amortization of debt issuance costs	—	—	3	4	5	—		6
Interest Expense	3	16	26	9	22	—		34
Total Fixed Charges	3	16	29	13	27	—		40

Ratio of Earnings to Fixed Charges	22.0	5.8	9.6	2.5	1.4	—	*	1.3

*                 For the nine months ended August 31, 2004, our earnings were insufficient to cover fixed charges by $39 million.